Exhibit 99.1

ASX, Nasdaq and Media Release

28 August 2023

Opthea Successfully Completes Institutional Offer and Increases Capital Raising to A$90.0m (US$57.6 million1)

•	OPT has successfully completed the placement and institutional entitlement offer components of its previously announced capital raising

•

As a result of strong demand from both existing and new domestic and offshore institutional investors Opthea has accepted an additional A$10.0 million in oversubscriptions, increasing the placement size to A$20.0 million and the total size of the capital raising to A$90.0 million

•	The Placement and Institutional Entitlement Offer raised approximately A$73.7m

•	The fully underwritten Retail Entitlement Offer to raise a further approximately A$16.3m will open on Thursday, 31 August 2023 and close at 5:00pm (Melbourne time) on Thursday, 14 September 2023

Melbourne, Australia; 28 August 2023 – Opthea Limited (Opthea or the Company) (ASX:OPT; NASDAQ:OPT) is pleased to announce the successful completion of the institutional component of the capital raising announced on Thursday, 24 August 2023.

The non-underwritten institutional placement (Placement) and the institutional component (Institutional Entitlement Offer) of the fully underwritten 1 for 3.07 pro-rata accelerated non-renounceable entitlement offer (Entitlement Offer) together raised approximately A$73.7m. Approximately 160.2m shares will be issued under the Placement and the Institutional Entitlement Offer (New Shares) at an offer price of A$0.46 per New Share.

As a result of strong demand from both domestic and overseas institutional investors Opthea accepted A$10.0 million of oversubscriptions in the Placement, which raised approximately A$20.0 million, increasing the capital raising to A$90m (US$57.6 million). The Institutional Entitlement Offer raised approximately A$53.7m. Eligible institutional shareholders took up approximately 47.0% of their entitlements with the shortfall placed to both new and existing institutional shareholders. New Shares to be issued under the Placement and the Institutional Entitlement Offer will rank equally with existing OPT shares in all respects from the date of issue.

Commenting on the outcome of the Placement and Institutional Entitlement Offer, Opthea’s CEO & Managing Director, Dr Megan Baldwin, said, “We appreciate the strong support from our current shareholders who have participated in this financing. We are also very pleased to welcome several new investors onto the OPT share register, including U.S. and international healthcare specialist institutional funds. This financing enables the Company to continue advancing the Phase 3 clinical trials ShORe and COAST for our VEGF-C/D ‘trap’ sozinibercept (OPT-302) for the treatment of wet AMD. With topline data expected when patients complete the 52-week dosing period, we look forward to progressing these studies and bringing OPT-302 closer to realizing its potential to improve vision outcomes for patients with wet AMD for which there remains a significant unmet need despite the availability of standard of care anti-VEGF-A treatments.”

[1]	Assumes AUD/USD exchange rate of A$1.00/US$0.64

Settlement of New Shares issued under the Placement and Institutional Entitlement Offer is expected to occur on Friday, 1 September 2023. The issue of those New Shares is expected to occur on Monday, 4 September 2023, with ordinary trading commencing on the same day.

As announced on Thursday, 24 August 2023, the proceeds from the capital raising will be used to advance the clinical development of OPT-302 for the treatment of wet AMD, including to progress the Phase 3 clinical program and for general corporate purposes.

Fully Underwritten Retail Entitlement Offer

Retail shareholders who have a registered address in Australia or New Zealand on the register as at 7:00pm (Melbourne time) on the Record Date will be invited to participate in the Retail Entitlement Offer at the same Offer Price and offer ratio as under the Institutional Entitlement Offer.

The Retail Entitlement Offer is expected to open on Thursday, 31 August 2023 and close at 5:00pm (Melbourne time) on Thursday, 14 September 2023.

The Retail Entitlement Offer will be made under a transaction specific prospectus issued under section 713 of the Corporations Act 2001 (Cth) (Prospectus). The Prospectus was lodged with ASIC and the ASX on Thursday, 24 August 2023 and will be dispatched to eligible retail shareholders, along with personalized application forms, on Thursday, 31 August 2023. The Prospectus will provide details of how to participate in the Retail Entitlement Offer. Eligible retail shareholders may opt to take up all, part or none of their entitlement. Eligible retail shareholders will also have the opportunity to apply for and be allocated additional New Shares up to 25% of their entitlement (subject to scale back at the sole discretion of Opthea).

Opthea may (in its absolute discretion) extend the Retail Entitlement Offer to any Institutional Shareholder that was eligible to, but was not invited to participate in, the Institutional Entitlement Offer (subject to compliance with relevant laws).

New Options

Participants in the Placement and Entitlement Offer will receive 1 option, each exercisable at A$0.80 per option and expiring on 31 August 2025 (New Options), for every 2 New Shares issued under the Placement and Entitlement Offer. The offer of New Options is made under the Prospectus.

All New Options are expected to be issued upon allotment of the Retail Entitlement Offer and, subject to satisfying spread requirements set out in ASX Listing Rule 2.5, condition 6, the Options are intended to be quoted on the ASX.

The full terms and conditions of the New Options are set out in the Prospectus. Copies of the Prospectus are available on the ASX website and at www.opthea.com.

Timetable

The timetable below is indicative only and subject to change. The Company reserves the right to alter the dates below in its full discretion and without prior notice, subject to the ASX Listing Rules and the Corporations Act.

Item	Date
Trading Halt and announcement of the Equity Raising, lodgement of Offer Documents, including Prospectus with ASIC	Thursday, August 24, 2023

Institutional Placement and Institutional Entitlement Offer opens	Thursday, August 24, 2023

Institutional Placement and Institutional Entitlement Offer closes	Friday, August 25, 2023

Announcement of completion of the Institutional Entitlement offer, trading halt lifted, existing securities recommence trading	Monday, August 28, 2023

Record Date Entitlement Offer	Monday, August 28, 2023

Despatch of Offer Prospectus	Thursday, August 31, 2023

Retail Entitlement Offer opens	Thursday, August 31, 2023

Settlement of New Shares issued under the Institutional Entitlement Offer and Placement	Friday, September 1, 2023

Allotment of New Shares issued under the Institutional Entitlement Offer and Placement	Monday, September 4, 2023

Retail Entitlement Offer closes	Thursday, September 14, 2023

Settlement of New Shares under the Retail Entitlement Offer and any shortfall	Wednesday, September 20, 2023

Announcement of results of the Retail Entitlement Offer and notification of any shortfall	Thursday, September 21, 2023

Allotment and issue of New Shares and Options under the Retail Entitlement Offer, and New Options issued under the Institutional Entitlement Offer and Placement	Thursday, September 21, 2023

Trading commences on a normal basis for New Shares issued under the Retail Entitlement Offer	Friday, September 22, 2023

Despatch of holding statements for New Shares issued under the Retail Entitlement Offer	Monday, September 25, 2023

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “anticipate”, “estimate”, “intend”, “believe”, “guidance”, “should”, “could”, “may”, “will”, “predict”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future financial position and performance including the preliminary estimated unaudited financial information and pro forma data, are also forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the timetable, conduct and outcome of the Offer and the use of the proceeds thereof, the therapeutic and commercial potential and size of estimated market opportunity of the Company’s product in development, the viability of future opportunities, future market supply and demand, the expected receipt of payments (including the additional potential increase of US$50 million of funding under the Development Funding Agreement (“DFA”)) and the timing of such payments, Opthea’s expected cash runway, the expected timing of completion of patient enrollment under the clinical trials and timing of top-line data, expectations about topline data and other observations and expectations based on masked pooled data, the financial condition, results of operations and businesses of Opthea, certain plans, objectives and strategies of the management of Opthea, including with respect to the current and planned clinical trials of its product candidate, and the future performance of Opthea. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions.

Forward-looking statements, including projections, guidance on the future financial position of the Company including the preliminary estimated unaudited financial information and pro forma data, are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the availability of funding, the receipt of funding under the DFA (including the additional potential increase of US$50 million of funding under the DFA), future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate OPT-302 safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials once unmasked, timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs, intellectual property protections, the successful completion of the Offer, completion of management’s and the Company’s audit and risk committee’s review and the Company’s other closing processes, and other factors that are of a general nature which may affect the future operating and financial performance of the Company. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based.

Not an offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the Placement and SPP have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the Placement and SPP may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (“Regulation S”)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:

U.S.A. & International:	Australia:
Megan Baldwin, CEO	Rudi Michelson
Opthea Limited	Monsoon Communications
Tel: +61 447788674	Tel: +61 (0) 3 9620 3333
Megan.baldwin@opthea.com

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com